Exhibit 99.3

MESSAGE TO SHAREHOLDERS

Dear Shareholders,

2009 was obviously a year of mixed results for us, starting off well with the License Agreement with sanofi-aventis for cetrorelix in benign prostatic hyperpplasia, which provided us with a $30 million upfront payment, while ending with the disappointing results for our Phase 3 efficacy studies with this compound. Although unfortunate, these results are not uncommon, as they are part of the risks encountered in drug development.

Nevertheless, we achieved success with other innovative compounds from our pipeline, namely the initiation of the Phase 3 study with perifosine in multiple myeloma by our partner Keryx. We also reported promising Phase 2 results for AEZS-108 in ovarian and endometrial cancer. Additionally, we re-acquired all rights to AEZS-130, currently in Phase 3 as an oral diagnostic test for adult growth hormone deficiency, which will be a key product in our late-stage pipeline for 2010.

As you can see, we made some great strides throughout the year and in early 2010 that we will now outline in more detail.

DRUG DEVELOPMENT

Perifosine

As stated earlier, in December 2009, Keryx, our North American licensee and partner for perifosine, initiated a registration Phase 3 trial in relapsed/refractory multiple myeloma under a Special Protocol Assessment granted by the FDA. The FDA had also granted Fast Track and Orphan Drug designation to perifosine in this indication which should accelerate its review process and provide it with extra market exclusivity protection. We are therefore very excited with the initiation of this trial, especially when considering the encouraging updated Phase 2 results in this same indication, presented at the recent annual meeting of the American Society of Hematology.

Perifosine could become a novel oral combination treatment of great benefit to patients suffering from multiple myeloma. Furthermore, this compound could be a terrific market opportunity; in the coming years, multiple myeloma treatment revenues are expected to be in the range of 3 billion dollars in the United States alone. In 2008, sales for each of the current marketed therapies reached over a billion dollars.

On March 1, 2010, we received a positive opinion for Orphan Medicinal Product designation for perifosine in multiple myeloma from the European Medicines Agency. This is a first step for our development and registration strategy for perifosine in Europe, where we will want to establish a solid partnership.

Still with perifosine, Keryx is about to initiate a Phase 3 trial in refractory metastatic colon cancer in the United States, after having received a Special Protocol Assessment from the FDA last February. We hope to benefit from this development in order to ultimately achieve registration in territories outside the U.S.

Perifosine is a key element of our oncology portfolio. In collaboration with our partner Keryx, we will continue to deploy all efforts necessary to bring this promising compound to market for the benefit of both patients and shareholders.

AEZS-108

During the year, we successfully completed a Phase 2 trial in ovarian and endometrial cancer with our second late-stage anti-cancer compound, AEZS-108, which represents a new targeting concept in oncology.

Last November, we disclosed positive preliminary Phase 2 results in both indications, and final results are expected later this year. We expect to perform additional studies with this compound in either one of these indications, as well as in prostate and bladder cancer, based on available sponsorships. To emphasize the positive value of AEZS-108, we will also file for Orphan Drug designation for both ovarian and advanced endometrial cancer in the United States and Europe, while continuing our efforts in finding an external partner to move forward with AEZS-108’s clinical development.

AEZS-130

The first task for our lead compound in endocrinology, AEZS-130 (SolorelTM), will be to successfully complete the Phase 3 study as an oral diagnostic test for adult Growth Hormone Deficiency. We are currently discussing with the FDA, the best way to complete this trial and subsequently file a New Drug Application. AEZS-130 (SolorelTM) has already been granted Orphan Drug designation for this indication by the FDA, and we are now the sponsor of this orphan designation. Because of its oral administration, AEZS-130 (SolorelTM) could prove more convenient than current diagnostic tests which require an intravenous or intramuscular injection, and have shown to produce a variety of side effects which AEZS-130 (SolorelTM) has not thus far. These factors may enable our compound to become the diagnostic test of choice for Growth Hormone Deficiency.

AEZS-130 may also hold promise as a therapeutic agent to treat cachexia, a condition frequently associated with severe chronic diseases such as cancer, Chronic Obstructive Pulmonary Disease and AIDS.

FINANCE

At the financial level, on December 31, 2009, we had a cash position of $38.1 million with no debt. In 2010, with our partner Keryx assuming significant R&D costs related to the Phase 3 program with perifosine, and our earlier-stage projects associated with grants, R&D credits or collaboration agreements, we can expect a substantial reduction of our own R&D expenses without jeopardizing our projects. With these measures, we feel we are in a relatively comfortable position to execute our business plan throughout the year.

MOVING FORWARD

Overall in 2010, our focus will be on continuing the development of our late-stage innovative compounds and on garnering interest from potential partners for the benefit of patients and shareholders. In closing, we would like to thank all our employees and collaborators for their hard work and valuable contribution, as well as you, our shareholders, for your continued support.

Sincerely,

Juergen Ernst, Executive Chairman of the Board

Juergen Engel, Ph.D., President and CEO

March 23, 2010

*All amounts are in U.S. dollars